Lover App, Inc. (the "Company") a Delaware Corporation and Subsidiary

Consolidated Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Lover App, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the consolidated statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
March 10, 2023

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	1,745,714	1,822,262
Accounts Receivable	415	35,000
Total Current Assets	1,746,129	1,857,262
Non-current Assets		
Computer Equipment, net of Accumulated Depreciation	7,045	8,919
Intangible Assets: Software Development, net of Accumulated Amortization	588,897	240,072
Corporate Tax Receivable	151,176	119,365
Total Non-Current Assets	747,118	368,356
TOTAL ASSETS	2,493,247	2,225,618
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	420	7,323
Deferred Revenue	55,095	13,001
Other Liabilities	9,429	5,864
Total Current Liabilities	64,944	26,188
TOTAL LIABILITIES	64,944	26,188
EQUITY		
Common Stock	588	588
Preferred Stock	702	524
Additional Paid in Capital	6,762,401	5,005,921
Foreign Exchange Translation	80,103	359,713
Accumulated Deficit	(4,415,490)	(3,167,315)
Total Equity	2,428,304	2,199,430
TOTAL LIABILITIES AND EQUITY	2,493,247	2,225,618

Statement of Operations

	Year Ended December 31,	
	2021	2020
Revenue	151,780	28,465
Cost of Revenue	95,854	169,772
Gross Profit	55,926	(141,307)
Operating Expenses		
Advertising and Marketing	429,048	-
General and Administrative	1,059,678	1,424,719
Research and Development	52,462	-
Rent and Lease	3,201	6,496
Depreciation	1,874	-
Amortization	208,877	108,629
Bad Debt Expense	-	175,371
Total Operating Expenses	1,755,140	1,715,215
Operating Income (loss)	(1,699,214)	(1,856,522)
Other Income		
Interest Income	3	8,559
Extinguishment of Debt	296,965	-
R&D Tax Refund	154,071	133,105
Total Other Income	451,039	141,664
Earnings Before Income Taxes	(1,248,175)	(1,714,858)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(1,248,175)	(1,714,858)
Foreign Currency Translation Gain/(Loss)	(279,610)	(23,879)
Comprehensive Income	(1,527,785)	(1,738,737)

Statement of Changes in Shareholder Equity

	Common Stock		Preferred Stock					
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	Other Comprehensive Income	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2020	-	-	-	-	383,592	1,507,032	(1,452,457)	438,167
Issuance of Stock	5,875,200	588	5,239,438	524	-	3,498,889	-	3,500,000
Foreign Currency Translation Gain/Loss	-	-	-	-	(23,879)	-	-	(23,879)
Additional Paid in Capital	-	-	-	-	-	-	-	-
Net Income (Loss)	-	-	-	-	-	-	(1,714,858)	(1,714,858)
Ending Balance 12/31/2020	5,875,200	588	5,239,438	524	359,713	5,005,921	(3,167,315)	2,199,430
Issuance of Stock	-	-	1,781,356	178	-	1,756,481	-	1,756,659
Foreign Currency Translation Gain/Loss	-	-	-	-	(279,610)	-	-	(279,610)
Net Income (Loss)	-	-	-	-	-	-	(1,248,175)	(1,248,175)
Ending Balance 12/31/2021	5,875,200	588	7,020,794	702	80,103	6,762,402	(4,415,490)	2,428,304

Statement of Cash Flows

	Year Ended December 31,	
	2021	**2020**
OPERATING ACTIVITIES		
Net Income (Loss)	(1,248,175)	(1,714,858)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	1,874	-
Amortization	208,877	108,629
Accounts Payable and Accrued Expenses	(6,903)	7,323
Accounts Receivable	34,585	(35,000)
Deferred Revenue	42,094	13,001
Corporate Tax Receivable	(31,811)	-
Foreign Currency Translation	(279,610)	(23,879)
Other	3,565	55,181
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(29,203)	125,255
Net Cash provided by (used in) Operating Activities	(1,277,378)	(1,589,603)
INVESTING ACTIVITIES		
Purchase of Equipment	(207,003)	(117,548)
Software Development	(348,825)	-
Net Cash provided by (used by) Investing Activities	(555,828)	(117,548)
FINANCING ACTIVITIES		
Proceeds from the Issuance of Common Stock	-	588
Proceeds from the Issuance of Preferred Stock	178	524
Additional Proceeds from Issuance of Stock	1,756,481	3,498,889
Net Cash provided by (used in) Financing Activities	1,756,659	3,500,000
Cash at the beginning of period	1,822,262	29,413
Net Cash increase (decrease) for period	(76,547)	1,792,849
Cash at end of period	1,745,715	1,822,262

Lover App, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Lover App, Inc. ("the Company") was formed in Delaware on December 19th, 2019. The Company generates revenue through its digital therapeutic for sexual dysfunction/sex therapy app.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation – Foreign Operations.

The financials of the Company include its wholly-owned subsidiary, D2C Holdings Ltd., an entity operating out of Great Britain. All significant intercompany transactions are eliminated. Operations outside the United States are subject to risks inherent in operating under different legal systems and various political and economic environments. Among the risks are changes in existing tax laws, possible limitations on foreign investment and income repatriation, government price or foreign exchange controls, and restrictions on currency exchange. The Company does not engage in hedging activities to mitigate its exposure to fluctuations in foreign currency exchange rates. During 2020 and 2021, the Company reported losses of $888,946 and $347,204, respectively, in earnings/(losses) from foreign subsidiaries. There were no dividends received from foreign subsidiaries for 2020 and 2021, respectively. Net assets of foreign operations were negative $2,370,271 and $2,687,908 at December 31, 2020 and 2021, respectively.

Foreign Currency Translation

The functional currencies of the Company's foreign operations are the local currencies. The financial statements of the Company's foreign subsidiaries have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Income statement amounts have been translated using the average exchange rate for the year. Accumulated net translation adjustments have been reported separately in other comprehensive loss in the consolidated financial statements. Foreign currency translation adjustments resulted in losses of $279,610 and $23,879 in 2021 and 2020, respectively.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling a subscription service through its app. The Company's payments are generally collected at time of service or initiation of services. The Company's primary performance obligation is to maintain an acceptable level of software uptime for users over the subscription period which can be from three to six months and revenue is recognized over the life of the subscription as performance obligations are satisfied. The company deferred revenue of $13,001 and $55,095 for the years ended 2020 and 2021 respectively for prepaid subscriptions with remaining performance obligations.

Other Income

The Company had other income totaling $451, 039 and $141,664 in 2021 and 2020, respectively. The 2021 total consisted of interest income of $3, extinguishment of debt of $296,965, and a research and development tax credit refund of $154,071. The 2020 total consisted of interest income of $8,559 and a research and development tax credit refund of $133,105.

The extinguishment of debt of $296,965 is a result of the Company writing off an interest payable related to convertible notes that had been previously written off.

Business Reorganization

On January 10th, 2020, the Company completed a reorganization in which its wholly-owned subsidiary D2C Holdings, Ltd transferred all 3,054 ordinary interests into the Company which turned into 7,787,700 common shares.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/21
Computer Equipment	5	8,919	(1,874)	-	7,045
Grand Total	**-**	**8,919**	**(1,874)**	**-**	**7,045**

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles-Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 3 years.

Property Type	Useful Life in Years	Cost	Accumulated Amortization	Disposals	Book Value as of 12/31/21
Software Development	3	903,364	(314,467)	-	588,897
Grand Total	**-**	**903,364**	**(314,467)**	**-**	**588,897**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

The Company had bad debt expense in 2020 of $175,371 as a result of writing off a prior year receivable from D2C Holdings, Ltd after their reorganization.

Corporate Tax Receivable

The Company had a corporate tax receivable balance of $151,176 as of December 31st, 2021, related to tax credits for research and development.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	**Weighted Average Exercise Price**
Total options outstanding, January 1, 2020	-	$-
Granted	1,300,292	$0.15
Exercised	-	$-
Expired/cancelled	-	$-
Total options outstanding, December 31, 2020	1,300,292	$0.15

Granted	134,141	$0.15
Exercised	-	$-
Expired/cancelled	(134,141)	$0.15
Total options outstanding, December 31, 2021	1,434,433	$0.15
Options exercisable, December 31, 2021	796,193	$0.15

	Nonvested Options	**Weighted Average Fair Value**
Nonvested options, January 1, 2020	-	$-
Granted	1,300,292	$-
Vested	(409,640)	$-
Forfeited	-	$-
Nonvested options, December 31, 2020	890,652	$-
Granted	134,141	$-
Vested	(386,553)	$-
Forfeited	-	$-
Nonvested options, December 31, 2021	638,240	$-

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States, Great Britain, and California. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

The Company did not have any debt as of December 31st, 2021.

NOTE 6 – EQUITY

The Company has authorized 19,300,000 common shares with a par value of $0.0001 per share. 5,875,200 shares were issued and outstanding as of 2021.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 7,226,719 preferred shares with a par value of $0.0001 per share. 7,020,794 shares were issued and outstanding as of 2021.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends: The holders of the preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of December 31st, 2021, no dividends had been declared.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 10, 2023, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.